SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 4
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                             LASERSIGHT INCORPORATED
             (Exact name of registrant as specified in its charter)

Delaware                             3845                       65-0273162
--------                             ----                       ----------
(State or other           (Primary Standard Industrial       (I.R.S. Employer
jurisdiction of            Classification Code Number)    Identification Number)
incorporation or
organization)

                               12161 Lackland Road
                            St. Louis, Missouri 63146
                                 (314) 469-3220
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              Mr. Gregory L. Wilson                           Copy to:
             Chief Financial Officer                  Jacques K. Meguire, Esq.
             LaserSight Incorporated              Sonnenschein Nath & Rosenthal
              12161 Lackland Road                        8000 Sears Tower
           St. Louis, Missouri 63146                 Chicago, Illinois 60606
               (314) 469-3220                             (312) 876-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to public: From time to time after the Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                               [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                              [ ]

If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering.
                                                                           [ ]

If the delivery of the  prospectus  is expected to be made pursuant to Rule 434,
please check the following box.                                            [ ]



                         CALCULATION OF REGISTRATION FEE


     Title of Each Class of                Amount to be         Proposed Maximum        Proposed Maximum       Amount of
   Securities to be Registered            Registered (1)       Offering Price per      Aggregate Offering     Registration
                                                                     Share                 Price (1)            Fee (5)
Common Stock, $.001 par value.........    9,674,708 shs. (2)        $2.72 (3)             $26,315,206          $7,762.99
Common Stock, $.001 par value.........      790,000 shs. (4)        $2.72 (3)             $ 2,148,800             633.90
                                         ---------------                                                       ---------
     Total............................   10,464,708 shs.                                                       $8,396.89
                                         ===============                                                       =========

         (1) In the event of a stock split, stock dividend, or similar transaction involving the Common Stock of the Company, the number of shares registered hereby shall be automatically increased pursuant to Rule 416 to cover the additional shares of Common Stock required to prevent dilution.

         (2) Equals 200% of the number of shares of Common Stock that would have been issuable if all 1,295 shares of the Company's Series B Convertible Participating Preferred Stock, par value $.001 per share (the "Series B Preferred Stock") had been converted as of January 23, 1998.

         (3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Based on the average of the high and low prices reported for the Common Stock on The Nasdaq Stock Market on January 16, 1998.

         (4) Represents shares issuable upon exercise of outstanding warrants (the "Series B Warrants") issued in connection with the private placement of the Series B Preferred Stock.

         (5) Of which a total of $9,290.93 has been paid on September 29 and November 20, 1997.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION DATED JANUARY 23, 1998


Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
                                10,464,708 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)


     This Prospectus relates to an aggregate of up to 10,464,708 shares (the "Shares") of common stock, $.001 par value ("Common Stock"), of LaserSight Incorporated, a Delaware corporation (the "Company"), being offered for sale from time to time by the selling shareholders named in this Prospectus (the "Selling Shareholders") as follows:

         (i) up to 9,674,708 shares issuable upon the conversion (such shares, the "Conversion Shares") from time to time of the Company's Series B Convertible Participating Preferred Stock, $.001 par value (the "Series B Preferred Stock"), (see Note (1) below), and

         (ii) up to 790,000 shares (the "Warrant Shares") issuable upon the exercise of warrants issued in connection with the Company's private placement of Series B Preferred Stock in August 1997 (the "Series B Warrants").

     If all of the Series B Warrants are exercised, the Company would realize $4,668,900 in proceeds. See "Use of Proceeds." The Company will not receive any proceeds from any sale of Conversion Shares or Warrant Shares by the Selling Shareholders. The Company has been advised by the Selling Shareholders that there are no underwriting arrangements with respect to the sale of Common Stock, that the Resale Shares may be offered hereby from time to time for the account of Selling Shareholders in transactions on The Nasdaq Stock Market, in negotiated transactions or a combination of both at prices related to prevailing market prices, or at negotiated prices. See "Selling Shareholders" and "Plan of Distribution." The Company will pay the expenses in connection with the registration of the Shares (other than any underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors, if any, to the Selling Shareholders) estimated to be $90,000.

     The Common Stock is traded on The Nasdaq Stock Market under the symbol "LASE." On January 22, 1998, the closing sale price for the Common Stock was $3.25 per share.

THE SHARES INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK FACTORS"  BEGINNING ON PAGE
5.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                The date of this Prospectus is January __, 1998.
                       (Cover page continued on next page)

                   (Cover page continued from preceding page)

Note (1):

The number of Conversion Shares offered for sale by this Prospectus equals the number of Conversion Shares that, based on the Conversion Price (as defined below) of $2.677083 in effect on the date of this Prospectus, the Company's agreements with the holders of the Series B Preferred Stock require it to cause to be registered under the Securities Act of 1933 (the "Securities Act"). Such number of Conversion Shares equals 200% of the 4,837,354 shares of Common Stock that would have been issuable if the holders of all shares of outstanding Series B Preferred Stock had elected to convert such shares as of January 23, 1998 and if a required shareholder approval had been obtained prior to such date. Except for the shareholder approval requirements described below, the number of Conversion Shares that will be ultimately issued is not limited, however, and could be more or less than the number offered by this Prospectus. If as of any date the number of Shares then eligible for sale by this Prospectus becomes less than 175% of the number of Shares issuable or outstanding as of such date, the Company will be required to cause the registration of additional Shares under the Securities Act.

     The listing rules of the NASDAQ National Market and the terms governing the Series B Preferred Stock require the Company to obtain the approval of its shareholders of the issuance of more than 1,995,534 Shares. The terms of the Series B Preferred Stock also require the Company to obtain the approval of its shareholders of an amendment to the Company's certificate of incorporation to increase the aggregate number of authorized shares of Common Stock so that the Company can reserve for issuance a number of shares of Common Stock equal to at least 200% of the number of Shares presently issuable (without giving effect to any shareholder approval requirements). The Company is required to obtain both such approvals on or before February 28, 1998. See "Risk Factors--Potential Obligation to Redeem Preferred Stock if Stockholder Approvals Not Obtained."

     The Series B Preferred Stock is convertible at the option of any holder thereof at any time or from time to time until August 29, 2000, on which date all shares of Series B Preferred Stock then outstanding will, subject to certain conditions, automatically be converted into Common Stock. The number of Conversion Shares issuable upon the conversion of each of the 1,295 shares of Series B Preferred Stock outstanding as of the date of this Prospectus equals $10,000 divided by the Conversion Price in effect as of the date of such conversion. As of any conversion date, the Conversion Price equals the lesser of
(i) $6.68 per share or (ii) the average of the three lowest closing bid prices of the Common Stock during the 20 (30 after February 25, 1998 under certain conditions) consecutive trading days preceding such conversion date. See "The Offering," "Selling Shareholders," "Plan of Distribution," "Risk Factors--Potentially Unlimited Number of Shares Issuable Upon Conversion of Preferred Stock" and "Description of Securities--Preferred Stock."

                                TABLE OF CONTENTS


Documents Incorporated by Reference                    Description of Securities
The Company                                            Plan of Distribution
The Offering                                           Selling Shareholders
Risk Factors                                           Legal Matters
Use of Proceeds                                        Experts
Recent Developments                                    Available Information
Capitalization
                           --------------------------

     No dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offering described herein. If given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Shareholder. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs or operations of the Company since the date of this Prospectus, or that the information herein is correct as of any time subsequent to such date.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of the Company filed with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated by reference in this Prospectus:

     A. Annual Report on Form 10-K for the year ended December 31, 1996, as amended by a Form 10-K/A filed on December 12, 1997;

     B. Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1997 (each as amended by a Form 10-Q/A filed on December 11,
         1997);

     C. Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (as amended by Form 10-Q/A's filed on December 11, 1997 and January 9,
         1998);

     D. Current Reports on Form 8-K filed on February 25, March 18, March 27, April 8, April 25, July 1, July 31, August 13, September 2, September 11, September 15, September 29, November 7, and December 29, 1997, and January 2, January 14 (as amended by Form 8-K/A filed on January 22,
         1998) and January 20, 1998; and

     E. The description of the Common Stock contained in the Company's Form 8-A/A (Amend. No. 3) filed on September 29, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all Shares offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated in this Prospectus by reference modifies or replaces such statement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference into the information that this Prospectus incorporates). Written requests for such copies should be directed to Secretary, LaserSight Incorporated, 12161 Lackland Road, St. Louis, Missouri 63146; telephone: (314) 469-3220.


                                   THE COMPANY

     LaserSight Incorporated and its subsidiaries operate in two major operating segments: technology and health care services.

     The Company's technology segment includes LaserSight Technologies, Inc. ("LaserSight Technologies"), LaserSight Patents, Inc. ("LaserSight Patents") and LaserSight Centers Incorporated ("LaserSight Centers"). LaserSight Technologies develops, manufactures and markets ophthalmic lasers with a galvanometric scanning system primarily for use in performing PRK (photorefractive keratectomy) which utilizes a one millimeter scanning laser beam to ablate microscopic layers of corneal tissue in order to reshape the cornea and to correct the eye's point of focus in persons with myopia (nearsightedness), hyperopia (farsightedness) and astigmatism. LaserSight Patents licenses various patents related to the use of excimer lasers to ablate biological tissue and to keratome design and usage. LaserSight Centers is a developmental-stage company through which the Company may provide PRK, LASIK (Laser In Situ Keratomileusis) and other eyecare surgical services.

     Since December 31, 1997, the health care services segment has consisted of MRF, Inc. ("MRF" or "The Farris Group"). The Farris Group provides health care and vision care consulting services to hospitals, managed care companies and physicians. Until that date, this segment had also included MEC Health Care, Inc. ("MEC") and LSI Acquisition, Inc. ("LSIA"). See "Recent Developments--Sale of MEC and LSIA." Under the Company's ownership, MEC was a vision managed care company which managed vision care programs for health maintenance organizations
(HMOs) and other insured enrollees and LSIA was a physician practice management company which managed the ophthalmic practice known as the "Northern New Jersey Eye Institute" under a management services agreement.

     The Company was incorporated in Delaware in 1987, but was inactive until 1991. In April 1993, the Company acquired LaserSight Centers in a stock-for-stock exchange with additional shares issued in March 1997 pursuant to an amended purchase agreement. In February 1994, the Company acquired MRF, Inc. In July 1994, the Company was reorganized as a holding company. In October 1995, the Company acquired MEC. In July 1996, the Company's LSIA subsidiary acquired the assets of the Northern New Jersey Eye Institute. On December 30, 1997, the Company sold MEC and LSIA, effective as of December 1, 1997. See "Recent Developments--Sale of MEC and LSIA."

     As used herein, the term the "Company" refers to LaserSight Incorporated and its subsidiaries, unless the context otherwise requires. The Company's principal office and mailing address are 12161 Lackland Road, St. Louis, Missouri 63146, and its telephone number is (314) 469-3220.

                                  THE OFFERING

Common Stock outstanding as of January 22, 1998    9,984,672 shares

Shares Offered by Selling Shareholders:

Conversion Shares issued to date upon conversion
  of Series B Preferred Stock                      None.

Conversion Shares issuable upon conversion of      Minimum: 1,938,622 shares (1)
  outstanding Series B Preferred Stock             Maximum:  9,674,708 (2)

Warrant Shares issuable upon exercise of
  Series B Warrants                                790,000 shares

Other

Risk Factors                                       The  Shares  involve  a  high
                                                   degree  of  risk.   Investors
                                                   should carefully consider the
                                                   information  set  forth under
                                                   "Risk Factors."

Proceeds to the Company if the Series B
   Warrants are exercised in full                  $4,668,900

Use of proceeds from exercise of Series B          Working   capital;    general
    Warrants                                       corporate purposes.

Nasdaq Stock Market trading symbol                 LASE

------------------------

         (1) Represents the number of shares that would be issuable if all 1,295 shares of Series B Preferred Stock outstanding on the date of this Prospectus were converted into Common Stock at the maximum Conversion Price of $6.68 per share. See "Description of Securities--Preferred Stock--Series B Preferred Stock."

         (2) Represents the number of Conversion Shares offered by this Prospectus. This number could be less or more than the number of Conversion Shares that are ultimately issued. The number of Conversion Shares ultimately issued will depend on, among other things, when the holders of Series B Preferred Stock elect to convert their shares and the closing bid prices of the Common Stock prior to each such conversion election. Specifically, the number of Conversion Shares issuable upon any conversion date will equal (i) the original purchase price ($10,000 per share) of the preferred shares being converted on such date divided by (ii) a Conversion Price equal to the lesser of $6.68 per share or the average of the three lowest closing bid prices of the Common Stock during the 20 consecutive trading days (30 trading days after February 25, 1998 under certain conditions) preceding such conversion date. Additional shares of Common Stock may from time to time be issued as dividends on, or as payments of amounts due to the holders of, the Series B Preferred Stock. The listing rules of the NASDAQ National Market and the terms governing the Series B Preferred Stock require the Company to obtain the approval of its shareholders of the issuance of more than 1,995,534 Shares. The terms of the Series B Preferred Stock also require the Company to obtain the approval of its shareholders of an amendment to the Company's certificate of incorporation to increase the aggregate number of authorized shares of Common Stock so that the Company can reserve for issuance a number of shares of Common Stock equal to at least 200% of the number of Shares presently issuable (without giving effect to any shareholder approval requirements). The Company is required to obtain both such approvals on or before February 28, 1998. See "Risk Factors--Potential Obligation to Redeem Preferred Stock if Stockholder Approvals Not Obtained." If, as of any date after such approvals are obtained, the number of Conversion Shares then eligible for sale pursuant to this Prospectus becomes less than 175% of the number of Conversion Shares issuable or outstanding as of such date, the Company will be required to cause the registration of additional Conversion Shares under the Securities Act. See "Description of Securities--Preferred Stock."

                                  RISK FACTORS

     The Shares offered hereby involve a high degree of risk. In addition, this Prospectus contains forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) which involve risks and uncertainties. The following risk factors could affect the Company's actual results and could cause the Company's actual results to differ in material respects from the results discussed in any forward-looking statements made in this Prospectus and the documents incorporated by reference herein. In addition to the other information contained elsewhere or incorporated by reference in this Prospectus, purchasers of the Shares should carefully consider the following risk factors:


     Potential Obligation to Redeem Preferred Stock if Stockholder Approvals Not Obtained. Effective after February 28, 1998, any holder of Series B Preferred Stock can require the Company to redeem a portion of such holder's Series B Preferred Stock for cash in an amount per share equal to the Special Redemption Price if the Company's shareholders have not on or before such date approved both (i) the possible issuance of an indefinite number of shares of Common Stock upon the conversion of the Company's Series B Preferred Stock and (ii) the amendment of the Company's certificate of incorporation to increase the number of shares of Common Stock that the Company is authorized to issue. (The shareholder approval deadline had originally been December 26, 1997, but was extended by all of the holders of Series B Preferred Stock. There can be no assurance as to whether or on what terms the Company could obtain another extension of this deadline.) For this purpose, the Special Redemption Price would equal the liquidation preference of $10,000 per share multiplied by the greater of (i) 1.25 or (ii) a fraction, the numerator of which would equal the highest closing bid price of the Common Stock during the period beginning 10 trading days before the redemption date and ending five business days after such date, and the denominator of which would equal the Conversion Price that would have been applicable if the preferred shares had been converted as of the redemption date. See "Description of Securities--Preferred Stock--Series B Preferred Stock." The fraction described in the preceding sentence will depend on market prices of the Common Stock and could possibly significantly exceed 1.25.

     If shares of the Series B Preferred Stock were to become redeemable because the required shareholder approvals had not been obtained and the preferred holders were to demand the redemption of such shares to the maximum extent possible, the Company's estimated redemption obligation would equal at least $15.5 million (including a premium of 25% or approximately $3.1 million), based on the average of the three lowest closing bid prices of the Common Stock during the 20-trading day period preceding January 23, 1998 ($2.677083).) The redemption price would be greater to the extent that (i) the highest closing bid price of the Common Stock during the period beginning 10 trading days before the redemption date and ending five business days after such date is more than 1.25 times the Conversion Price that would have been applicable if the preferred shares had been converted instead of redeemed, or (ii) the required redemption were to occur more than five business days after the Company's receipt of a conversion demand (in which case interest would begin to accrue on the redemption price at an annual rate equal to the prime rate plus 5%). The Company does not have the financial resources to pay a redemption price of $15.5 million, even after giving effect to the anticipated closing of its patent transaction with Nidek Co., Ltd. See "Recent Developments--Nidek Patent Transactions". In addition, a required redemption of any shares of Series B Preferred Stock would cause a default under the Company's credit facility with Foothill Capital Corporation, the Company's secured lender ("Foothill"), that would result entitle Foothill to accelerate the otherwise-applicable maturity date (June 15, 1998) of the Company's indebtedness to Foothill.

     Obligation to Redeem Preferred Stock if Conversion Shares and Warrant Shares Not Registered for Resale. Any holder of Series B Preferred Stock could require the redemption of all or a portion of its Series B Preferred Stock for cash at the Special Redemption Price under the following circumstances:

     * Subject to certain limited exceptions, if the registration statement which includes this Prospectus is declared effective but subsequently becomes unavailable for the resale of Conversion Shares or Warrant Shares by the holders thereof, or

     * The Company becomes required to register additional Conversion Shares, but for any reason fails to have a registration statement relating to such shares declared effective by the SEC within 30 days after such requirement first arises.

     Potentially Unlimited Number of Shares Issuable Upon Conversion of Preferred Stock. There is no limit on the number of shares of Common Stock issuable in connection with the conversions of Series B Preferred Stock, subject only to the satisfaction of certain shareholder approval requirements. The number of shares so issuable will increase in the event of a decline in the market price of the Common Stock. The table below illustrates how changes in the market price of the Common Stock could effect the number of Conversion Shares issuable:

           Assumed                 Number of              As % of Common Shares
         Conversion               Conversion               Assumed Outstanding
          Price (1)             Shares Issuable           After Conversion (2)
          ---------             ---------------           --------------------

            $0.50                 25,900,000                      72.2%
            $1.00                 12,950,000                      56.5%
            $2.00                  6,475,000                      39.3%
            $2.68 (3)              4,837,354                      32.6%
            $3.00                  4,316,666                      30.2%
            $4.00                  3,237,500                      24.5%
            $5.00                  2,590,000                      20.6%
            $6.00                  2,158,333                      17.8%
            $6.68 (4)              1,938,622                      16.3%

-----------

     (1) Equals the lesser of (A) $6.68 or (B) the average of the three lowest closing bid prices of the Common Stock during the 20 trading days (30 trading days after February 25, 1998 under certain conditions) immediately preceding the applicable conversion date. See "Description of Securities--Preferred Stock."

     (2) Assumes that the number of shares of Common Stock outstanding at the time of conversion equals the 9,984,672 shares outstanding on January 22, 1998 plus the number of shares issued in connection with such conversion. Also assumes that all Series Preferred Stock is converted at the Conversion Price indicated.

     (3) Equals the Conversion Price that would have been applicable if all 1,295 shares of the Series B Preferred Stock outstanding on the date of this Prospectus had been converted as of January 23, 1998.

     (4) The maximum Conversion Price. See "Summary of Transaction Terms-Series B Preferred Placement."

     Shares Eligible For Future Sale. Except as provided below, substantially all of the Company's outstanding Common Stock (9,984,672 shares as of January 22, 1998) are freely tradeable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The shares of Common Stock listed below are "restricted securities." Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if their sales qualify for Rule 144 or another available exemption from the registration requirements of the Securities Act.

     *   Any of the  Conversion  Shares and Warrant  Shares  offered for sale by
         this  Prospectus  are  freely   tradeable  if  sold  pursuant  to  this
         Prospectus.

     * The Company expects that the 535,515 shares issued by the Company in an unregistered acquisition transaction in July 1997 (the "Photomed Shares") will become freely-tradeable, registered shares shortly after the date of this Prospectus.

     * The 625,000 shares issued in March 1997 to the former shareholders and option holders of LaserSight Centers (the "Centers Shares") are expected to become eligible for sale in the public market on or after March 14, 1998 in accordance with the requirements of Rule 144.

     * Other shares of Common Stock (the "Other Shares") which the Company may be required to issue in the future may become eligible for resale pursuant to Rule 144, the exercise of registration rights, or otherwise. See "Possible Dilutive Issuance of Common Stock--NNJEI; --LaserSight Centers; --Florida Laser Partners; --The Farris Group."

Sales, or the possibility of sales, of Conversion Shares, Warrant Shares, Photomed Shares, Centers Shares, NNJEI Shares, or Other Shares, whether pursuant to a prospectus, Rule 144 or otherwise, could depress the market price of the Common Stock.

     Past and Expected Future Losses and Operating Cash Flow Deficits; No Assurance of Future Profits or Positive Operating Cash Flows. The Company incurred losses of $4.1 million and $5.5 million during 1996 and the first nine months of 1997, respectively. During such 1996 and 1997 periods, the Company had a deficit in cash flow from operations of $4.2 million and $3.0 million, respectively. Although the Company achieved profitability during 1995 and 1994, it had a deficit in cash flow from operations of $1.9 million during 1995. In addition, the Company incurred losses in 1991 through 1993. As of September 30, 1997, the Company had an accumulated deficit of $10.1 million. The Company expects to report a loss and a deficit in cash flow from operations for the fourth quarter of 1997. Under the terms of the Company's sale of its MEC and LSIA subsidiaries on December 30, 1997, the operating income of such subsidiaries ceased to be for the account of the Company effective after November 30, 1997. As a result, the Company's loss and deficit in cash flow from operations for the fourth quarter of 1997 have been, and its losses and deficits in cash flow from operations in future periods may be, greater than if the Company had not sold MEC and LSIA. There can be no assurance that the Company can regain or sustain profitability or positive operating cash flow.

     Uncollectible Receivables Could Exceed Reserves. At September 30, 1997, the Company's trade accounts and notes receivable aggregated approximately $11,090,000, net of total allowances for collection losses and returns of approximately $1,650,500. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,551,000 at September 30, 1997. At December 31, 1996, the Company had restructured laser customer accounts in the aggregate amount of approximately $1,785,000 (14.5% of the gross receivables as of such date), resulting in the extension of the original payment terms by periods ranging from 12 to 60 months. The Company's liquidity and operating cash flow will be adversely affected if additional extensions become necessary in the future. Exposure to collection losses on technology-related receivables is principally dependent on the Company's customers ongoing financial condition and their ability to generate revenues from the Company's laser systems. Approximately 87% of net receivables at September 30, 1997 relate to international accounts. The Company expects this percentage to increase in future periods as a result of the Company's recent sale of its MEC and LSIA subsidiaries (substantially all of whose receivables related to U.S. accounts). See "Recent Developments--Sale of MEC and LSIA." The Company's ability to evaluate the financial condition and revenue generating ability of its prospective customers located outside of the United States is generally more limited than for customers located in the United States. Although the Company monitors the status of its receivables and maintains a reserve for estimated losses, there can be no assurance that the Company's reserves for estimated losses ($1,393,000 at September 30, 1997) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's consolidated financial condition and results of operations.

     Potential Liquidity Problems. During the quarter ended September 30, 1997, the Company experienced a $2.2 million deficit in cash flow from operations (73% of the year-to-date deficit), largely resulting from the low level of laser system sales and the increase in the Company's research, development and regulatory expenses. During the quarter, the Company also experienced significant decreases in the amount of working capital (from $6.4 million to $4.5 million) and cash and cash equivalents (from $3.1 million to $1.2 million). As of December 31, 1997, the Company's cash and cash equivalents amounted to approximately $3.8 million. Although the Company believes, based on preliminary estimates, that its cash flow from operations for the fourth quarter of 1997 improved somewhat relative to the level for the third quarter of 1997 and expects such improvement to continue in the first quarter of 1998, the Company expects to continue to incur deficits in operating cash flow during such quarters. The Company expects that any such improvements in cash flow from operations will depend on, among other things, the Company's ability to market, produce and sell its new LaserScan LSX laser systems and its A.D.K (Automated Disposable Keratome) product on a commercial basis. See "--New Products" and "--Minimum Payments Under A.D.K License Agreement" below. below. As of December 31, 1997, the LSX laser system had not made any significant contribution to the Company's revenue. Although the Company had targeted the first A.D.K shipments by the end of January, the Company now expects to begin to ship the A.D.K on a commercial basis in February, 1998. Subject to these factors, the Company believes that its balances of cash and cash equivalents, together with expected operating cash flows and the availability of up to $2.0 million under its revolving credit facility with Foothill will be sufficient to fund its anticipated working capital requirements for the next six months based on modest growth and anticipated collection of receivables. However, if the Company does not collect timely a material portion of current receivables, experiences significant further delays in the shipment of its LaserScan LSX or A.D.K or experiences less market demand for such products than it anticipates, the Company's liquidity could be materially adversely affected.

     Uncertainty Regarding Availability or Terms of Capital to Satisfy Possible Additional Needs. The Company may need additional capital, including to fund the following:

     o Any future negative cash flow from operations or the repayment on or before June 15, 1998 of any amounts borrowed under the Company's revolving credit facility with Foothill to finance such negative cash flow.

     o The amount of approximately $388,000 paid or payable to the holders of the Series B Preferred Stock as a result of the delay in the completion of registration of the Shares under the Securities Act after the November 27, 1997 deadline specified in an agreement between the Company and such holders.

     o Certain cash payment obligations under the Company's LASIK Pre-Market Approval ("PMA") application acquisition agreement of July 1997 with Photomed, Inc. ("Photomed"). (Such cash payment obligations include (i) $1.75 million payable if the FDA approves the LASIK PMA application for commercial sale before July 29, 1998 and (ii) if the FDA approves the Company's scanning laser for commercial sale in the U.S. before January 1, 1999, $3,663 for each day (or approximately $110,000 for each month) between the date of such approval and January 1, 1999, subject to a maximum of $1.0 million.)

     o Additional working capital necessary to develop a production line a LASIK laser system and to obtain the GMP (Good Manufacturing Practice) clearance from the FDA that is required for the commercial sale of the LASIK laser system.

     o Additional working capital necessary to support the commercial introduction of its laser systems into the U.S. market after receiving FDA approval. (The Company believes the earliest these expenses might occur is the second half of 1998.)

In addition, the Company may seek alternative sources of capital to fund its product development activities and to consummate future strategic acquisitions.

     Except for additional borrowing available (as of December 31, 1997, up to $2.0 million) under its revolving credit facility with Foothill through June 15, 1998 and an aggregate of approximately $6.5 million (subject to certain post-closing adjustments) scheduled to be received in increasing monthly installments from February through May of 1998 from the sale or redemption of shares of the common stock of Vision Twenty-One, Inc. ("Vision 21") received by the Company in connection with its December 1997 sale of MEC and LSIA (see "Recent Developments--Sale of MEC and LSIA"), the Company has no commitments or proposals from third parties to supply additional capital, and there can be no assurance as to whether or on what terms the Company could obtain additional capital. On December 30, 1997, the Company and Foothill amended the Foothill loan facility (i) to make the term loan ($2.0 million at December 31, 1997) payable in full on June 15, 1998 (rather than in monthly installments of $1.33 million beginning on May 1, 1998) and (b) to make availability of all borrowings under the revolving loan facility terminate on June 15, 1998 (rather than declining by $1.33 million per month beginning on August 1, 1998).

     To the extent that the Company satisfies its future financing requirements through the sale of equity securities, holders of Common Stock may experience significant dilution in earnings per share and in net book value per share. Such dilution may be more significant if the Company were again to sell additional preferred stock with a conversion price linked to the market price of the Common Stock at the time of conversion (as is the case with the Series B Preferred Stock). The Foothill financing or other debt financing could result in a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render the Company more vulnerable to competitive pressures and economic downturns.

     Adverse Consequences if Company Cannot Receive Agreed-Upon Value of Its Vision 21 Shares. As described in more detail under "Recent Developments--Sale of MEC and LSIA," Vision 21 has agreed to pay to the Company on May 29, 1998 an amount equal to the amount (the "Shortfall Payment"), if any, by which the gross proceeds of sales of shares of Vision 21 stock received by the Company in connection with its sale of MEC and LSIA fall short of $6.5 million (subject to certain post-closing adjustments). Both the value of the Vision 21 Shares and the ability of Vision 21 to make the Shortfall Payment (if any is required) is subject to risks, including without limitation the risks disclosed in Vision 21's filings with the SEC. Such filings are available from the sources described under "Available Information" below. The Company takes no responsibility for any information included in or omitted from any SEC filing by Vision 21. Such filings are not part of this Prospectus and are not incorporated by reference herein. To the extent that the liquidation of the Company's Vision 21 stock does not occur according to the schedule specified in the Company's agreement with Vision 21, or any required Shortfall Payment is not paid when due, the Company's liquidity and financial condition may be materially adversely affected.

     Possible Dilutive Issuance of Common Stock--LaserSight Centers. The Company has agreed, based on a previously-reported acquisition agreement (the "Centers Agreement") entered into in 1993 and modified in July 1995 and March 1997, to issue to the former shareholders and option holders (including two trusts related to the Chairman of the Board of the Company and certain former officers and directors of the Company) of LaserSight Centers, the Company's development-stage subsidiary, up to 600,000 unregistered shares of Common Stock (the "Centers Contingent Shares") based on the Company's future pre-tax operating income through March 2002 from performing PRK, PTK or other refractive laser surgical procedures. The Centers Contingent Shares are to be issued at the rate of one share per $4.00 of such operating income. As of December 31, 1997, the Company had not accrued any amount of such pre-tax operating income. There can be no assurance that any issuance of Centers Contingent Shares will be accompanied by an increase in the Company's per share operating results. The Company is not obligated to pursue strategies that may result in the issuance of Centers Contingent Shares. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Centers Contingent Shares.

     Possible Dilutive Issuance of Common Stock--Florida Laser Partners. Based on a previously-reported royalty agreement entered into in 1993 and modified in July 1995 and March 1997, the Company is obligated to pay to a partnership whose partners include the Chairman of the Board of the Company and certain former officers and directors of the Company a royalty of up to $43 (payable in cash or shares of Common Stock based on its then-current market value (the "Royalty Shares")), for each eye on which laser refractive optical surgical procedure is conducted on an excimer laser system owned or operated by LaserSight Centers or its affiliates. No such payment obligation had arisen as of December 31, 1997 because royalties do not begin to accrue until the earlier of March 2002 or the delivery of an additional 600,000 Centers Contingent Shares (none of which had accrued as of such date). There can be no assurance that any issuance of Royalty Shares will be accompanied by an increase in the Company's per share operating results. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Royalty Shares.

     Possible Dilutive Issuance of Common Stock--The Farris Group. To the extent that an earnout provision relating to the Company's acquisition of The Farris Group in 1994 is satisfied based on certain annual pre-tax income targets through December 31, 1998, the Company would be required to issue to the former owner of such company (Mr. Michael R. Farris, the President and Chief Executive Officer of the Company) up to 750,000 shares of Common Stock (collectively, "Farris Contingent Shares"). To date, 406,700 Farris Contingent Shares have been issued based on the operating results of the Farris Group through December 31, 1995. As a result of the losses The Farris Group incurred during 1996 and 1997, no Farris Contingent Shares became issuable for 1996 or 1997. If additional Farris Contingent Shares become issuable, goodwill and the resulting amortization expense will increase. There can be no assurance that any issuance of Farris Contingent Shares will be accompanied by an increase in the Company's per share operating results.

     Possible Dilutive Issuance of Common Stock--Photomed. In connection with its acquisition in July 1997 of the rights to the PMA application filed with the FDA for a LASIK laser, the Company issued 535,515 shares of Common Stock. The Company also agreed that, if the FDA approves a LaserSight-manufactured laser system for general commercial use in the treatment of hyperopia (farsightedness) after having approved the Company's LASIK PMA application for commercial sale, then the Company would be required to issue additional shares of Common Stock with a market value of $1.0 million (based on the average closing price of the Common Stock during the preceding 10-day period). If such market value had been computed as of January 23, 1998, the number of additional shares issuable would have been approximately 350,000. Depending on whether and when such FDA approval is received and on the market price of the Common Stock at the time of any such approval, the actual number of additional shares issuable could be more (but not more than permitted under the listing rules of The NASDAQ Stock Market) or less than this number.

     Possible Dilutive Issuance of Common Stock--NNJEI. In connection with the acquisition of the assets of the Northern New Jersey Eye Institute ("NNJEI") by the Company's LSIA subsidiary in July 1996, the Company agreed to issue up to 102,798 additional shares of Common Stock if average closing price of the Common Stock during the 10-day period immediately preceding July 15, 1998 is less than $15 per share. All 102,798 shares will be issuable unless such average closing price is more than $10 per share. The Company's recent sale of LSIA (see "Recent Developments--Sale of MEC and LSIA") does not affect this contingent obligation.

     Acquisition- and Financing-Related Contingent Commitments to Issue Additional Common Shares. The Company may from time to time include in future acquisitions and financings provisions which would require the Company to issue additional shares of its Common Stock a future date based on the market price of the Common Stock at such date. Persons who are the beneficiaries of such provisions effectively receive some protection from declines in the market price of the Common Stock, but other shareholders of the Company will incur additional dilution of their ownership interest in the event of a decline in the price of the Common Stock. The factors to be considered by the Company in including such provisions may include the Company's cash resources, the trading history of Common Stock, the negotiating position of the selling party or the investors, as applicable, and the extent to which the Company estimates that the expected benefit from the acquisition or financing exceeds the expected dilutive effect of the price-protection provision.

     Dependence on Key Personnel. The Company is dependent on its executive officers and other key employees, especially Michael R. Farris, its President and Chief Executive Officer, and J. Richard Crowley, the President of its LaserSight Technologies subsidiary. A loss of one or more such officers or key employees, especially of Mr. Farris or Mr. Crowley, could have a material adverse effect on the Company's business. The Company does not carry "key man" insurance on Mr. Farris, Mr. Crowley or any other officers or key employees.

     Risks Associated with Past and Possible Future Acquisitions. The Company has made several significant acquisitions since 1994, including MRF in 1994, Photomed in 1997, and its acquisition of certain laser patents (the "IBM Patents") from International Business Machines Corporation ("IBM") in August 1997. These acquisitions, as well as any future acquisition, may not achieve adequate levels of revenue, profitability or productivity or may not otherwise perform as expected. Acquisitions involve special risks, including unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on operating results resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired businesses. Although the Company is currently focusing on its existing operations, the future ability of the Company to achieve growth through acquisitions will depend on a number of factors, including the availability of attractive acquisition opportunities, the availability of funds needed to complete acquisitions, the availability of working capital needed to fund the operations of acquired businesses and the effect of existing and emerging competition on operations. Should additional acquisitions be sought, there can be no assurance that the Company will be able to successfully identify additional suitable acquisition candidates, complete additional acquisitions or integrate acquired businesses into its operations.

     Amortization of Significant Intangible Assets. Of the Company's total assets at September 30, 1997, approximately $31.1 million (57%) were intangible assets, of which approximately $14.8 million reflects goodwill (which is being amortized using an estimated life ranging from 12 to 25 years), approximately $11.5 million reflects the cost of patents (which is being amortized over a period ranging from 8 to 17 years), and approximately $4.8 million reflects the cost of licenses and technology acquired (which is being amortized over a period ranging from 31 months to 12 years). The Company's sale of MEC and LSIA in December 1997 (see "Recent Developments--Sale of MEC and LSIA") reduced such intangible assets by approximately $7.5 million. Intangible assets will be further decreased by approximately $6 million upon the closing of the Company's recent patent agreement with Nidek. See "Recent Developments--Nidek Patent Transactions." Goodwill is an intangible asset that represents the difference between the total purchase price of the acquisitions and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangibles are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces the Company's net income (or increases the Company's net loss) in that period. A reduction in net income resulting from the amortization of goodwill and other intangibles may have an adverse impact upon the market price of the Company's Common Stock. In addition, in the event of a sale or liquidation of the Company or its assets, there can be no assurance that the value of such intangible assets would be recovered.

     In accordance with SFAS 121, the Company reviews intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. In such cases, the carrying amount of the asset is compared to the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be computed and recognized in accordance with SFAS 121. Expected cash flows are based on factors including historical results, current operating budgets and projections, industry trends and expectations, and competition.

     Year 2000 Concerns. The Company believes that it has prepared its computer systems and related applications to accommodate date-sensitive information relating to the Year 2000. The Company expects that any additional costs related to ensuring such systems to be Year 2000-compliant will not be material to the financial condition or results of operations of the Company. Such costs will be expensed as incurred. In addition, the Company is discussing with its vendors the possibility of any interface difficulties which may affect the Company. To date, no significant concerns have been identified. However, there can be no assurance that no Year 2000-related operating problems or expenses will arise with the Company's computer systems and software or in their interface with the computer systems and software of the Company's vendors.

     Government Regulation. The Company's laser products are subject to strict governmental regulations which materially affect the Company's ability to manufacture and market these products and directly impact the Company's overall prospects. All laser devices to be marketed in interstate commerce are subject to the laser regulations required by the Radiation Control for Health and Safety Act, as administered by the U.S. Food and Drug Administration (the "FDA"). Such Act imposes design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products. The Company's laser systems produced for medical use require pre-market approval (PMA) by the FDA before they can be marketed in the United States. Each separate medical device requires a separate FDA submission, and specific protocols have to be submitted to the FDA for each claim made for each medical device. In addition, laser products marketed in foreign countries are often subject to local laws governing health product development processes which may impose additional costs for overseas product development. The Company cannot determine the costs or time it will take to complete the approval process and the related clinical testing for its medical laser products. Future legislative or administrative requirements in the United States, or elsewhere, may adversely affect the Company's ability to obtain or retain regulatory approval for its laser products. The failure to obtain required approvals on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has completed clinical studies in Phase 2a and 2b for PRK. Such data were presented to the FDA and on September 17, 1997 the Company was granted permission to expand into Phase 3 Myopic PRK studies. The Phase 3 PRK clinical investigation is now under way. The Company is also conducting a Phase 2 trial for PARK (Photo-Astigmatic Refractive Keratectomy). The FDA has informed the Company that it may combine the results from all its studies in its PMA application. That application is being prepared for submission in early 1998. The Company also has an Investigational Device Exemption approved by the FDA for the treatment of glaucoma by laser trabeculodissection. The Company has recently completed a Phase 1 study in blind eyes and will submit the results to the FDA to request expansion into a small population of sighted glaucoma patients.

     The   Company   received   a  510(k)   clearance   from  the  FDA  for  its
recently-announced A.D.K on January 19, 1998, thereby allowing the A.D.K to be sold and used on a commercial basis in the U.S.

     Uncertainty Concerning Patents--International. Should LaserSight Technologies' lasers infringe upon any valid and enforceable patents in international markets, then LaserSight Technologies may be required to obtain licenses for such patents. Should such licenses not be obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its PRK-UV lasers in those countries where patents are in effect. The Company's international sales accounted for 47% and 42%, of the Company's total revenues during 1996 and the nine months ended September 30, 1997, respectively. The Company expects such percentages to increase in future periods as a result of its recent sales of MEC and LSIA. See "Recent Developments--Sale of MEC and LSIA."

     Uncertainty Concerning Patents--U.S. Should LaserSight Technologies' lasers infringe upon any valid and enforceable patents held by Pillar Point Partners (a partnership of which the general partners are subsidiaries of Visx and Summit Technologies) in the U.S., then LaserSight Technologies may be required to obtain a license for such patents. In connection with its March 1996 settlement of litigation with Pillar Point Partners, the Company agreed to notify Pillar Point Partners before the Company begins manufacturing or selling its laser systems in the United States. Should such licenses be required but not obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its PRK-UV lasers in the U.S.

     Competition. The vision correction industry is subject to intense, increasing competition. The Company competes against both alternative and traditional medical technologies (such as eyeglasses, contact lenses and radial keratotomy ("RK")) and other laser manufacturers. Many of the Company's competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known. A number of lasers manufactured by other companies have either received, or are much further advanced in the process of receiving, FDA approval for specific procedures, and, accordingly, may have or develop a higher level of acceptance in some markets than the Company's lasers. The entry of new competitors into the markets for the Company's products could cause downward pressure on the prices of such products and a material adverse effect on Company's business, financial condition and results of operations.

     Technological Change. Technological developments in the medical and laser industries are expected to continue at a rapid pace. Newer technologies and surgical techniques could be developed which may offer better performance than the Company's laser systems. The success of any competing alternatives to PRK could have a material adverse effect on the Company's business, financial condition and results of operations.

     New Products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its new LaserScan LSX excimer laser, its recently-announced A.D.K, and other new products and enhancements, or that its new products and enhancements will be accepted in the marketplace. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently-introduced technology and products are subject to a high level of uncertainty. In addition, announcements of new products (whether for sale in the near future or at some later date) may cause customers to defer purchasing existing Company products.

     Minimum Payments Under A.D.K License Agreement. In addition to the risks relating to the introduction of any new product (see "--New Products") above, the Company's recently-announced A.D.K is subject to the risk that the Company is required to make certain minimum payments to the licensors under its limited exclusive license agreement relating to the A.D.K. Under that agreement, the Company is required to pay a total of $300,000 in two installments due six and 12 months after the date of the Company's receipt of completed limited production molds for the A.D.K. The Company expects to receive such molds in the near future. In addition, commencing seven months after such date, the Company royalty payments (50% of its gross profits from A.D.K sales) will become subject to a minimum of $400,000 per quarter.

     Uncertainty of Market Acceptance of Laser-Based Eye Treatment. The Company believes that its achievement of profitability and growth will depend in part upon broad acceptance of PRK or LASIK in the United States and other countries. There can be no assurance that PRK or LASIK will be accepted by either the ophthalmologists or the public as an alternative to existing methods of treating refractive vision disorders. The acceptance of PRK and LASIK may be affected adversely by their cost, possible concerns relating to safety and efficacy, general resistance to surgery, the effectiveness and lower cost of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, the lack of third-party reimbursement for the procedures, any future unfavorable publicity involving patient outcomes from use of PRK or LASIK systems, and the possible shortages of ophthalmologists trained in the procedures. The failure of PRK or LASIK to achieve broad market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.

     International Sales. International sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. To date, all sales made by the Company have been denominated in U.S. dollars. Due to its export sales, however, the Company is subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the price in local currencies of the Company's products. This could in turn result in longer payment cycles and greater difficulty in collection of receivables. See "--Receivables" above. Although the Company has not experienced any material adverse effect on its operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's operations in the future or require the Company to modify its business practices.

     Potential Product Liability Claims; Limited Insurance. As a producer of medical devices, the Company may face liability for damages to users of such devices in the event of product failure. The testing and use of human care products entails an inherent risk of negligence or other action. An award of damages in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains product liability insurance, there can be no assurance that any such liability of the Company will be included within its insurance coverage or that damages will not exceed the limits of its coverage. The Company's insurance coverage is limited to $6,000,000, including up to $5,000,000 of coverage under an excess liability policy.

     Supplier Risks. The Company contracts with third parties for certain components used in its lasers. Several of these components are provided by a single vendor. If any of these sole-source suppliers were to cease providing components to the Company, the Company would have to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located and qualified in a timely manner or could provide required components on commercially reasonable terms. An interruption in the supply of laser components could have a material adverse effect on the Company's business, financial condition and results of operations.

     No Backlog; Concentration of Sales at End of Quarter. The Company has historically operated with little or no backlog because its products are generally shipped as orders are received. Historically, the Company has received and shipped a significant portion of its orders for a particular quarter near the end of the quarter. As a result, the Company's operating results for any quarter often depend on orders received and laser systems shipped late in that quarter. Any delay in such orders or shipments may cause a significant fluctuation in period-to-period operating results.


                                 USE OF PROCEEDS

     If all of the Series B Warrants (with an exercise price of $5.91 per share) are exercised, the Company will realize proceeds in the amount of $4,668,900. Such proceeds will be contributed to the working capital of the Company and used for general corporate purposes. The Company will not receive any proceeds from any sale of the Shares by the Selling Shareholders.


                               RECENT DEVELOPMENTS

     Sale of MEC and LSIA. On December 30, 1997, the Company sold its MEC and LSIA subsidiaries to Vision 21 in a transaction which was effective as of December 1, 1997. The total consideration paid by Vision 21 to the Company consisted of $6.5 million in cash paid at the closing and 820,085 unregistered shares of Vision 21 common stock, subject to certain post-closing adjustments described below (such shares, the "Vision 21 Shares") and excluding the Company's estimated transaction costs of approximately $400,000. The Vision 21 Shares are to be liquidated pursuant to the following schedule (or sooner, at Vision 21's option):

                            Month           Approximate
                            (1998)           Percentage
                            ------           ----------


                         February........       21%

                         March...........       21%

                         April...........       28%

                         May.............       30%
                                                ---

                            Total........      100%
                                               ====

Vision 21 has agreed to liquidate the Vision 21 Shares by a sale through a market maker designated by Vision 21 pursuant to a shelf registration statement or a private placement, or its repurchase of the Vision 21 Shares. The Company is entitled to receive a minimum of $6,500,000 and a maximum of $7,475,000 from the liquidation of the Vision 21 Shares. If the Company has not received at least $6,500,000 (subject to certain post-closing adjustments described below) from the liquidation of Vision 21 Shares by May 29, 1998, then on such date Vision 21 is to pay the Company such shortfall in cash.

     The Vision 21 Shares represent approximately 6.5% of Vision 21's outstanding common stock (based on the number of shares that Vision 21 represented to the Company to be outstanding immediately after giving effect to the issuance of the Vision 21 Shares). Vision 21's common stock has traded on the Nasdaq Stock Market since August 18, 1997, the date of Vision 21's initial public offering at a price of $10.00 per share. Since that date, the market price of Vision 21's common stock has ranged from $7.00 to $15.00. On January 22, 1998, the closing price of Vision 21's common stock was $8.50.

     Although the Company's agreement with Vision 21 contemplates that the amount of post-closing adjustments could be as much as $1.5 million, the Company estimates, as of the date of this Prospectus, that the amount of post-closing adjustment will be approximately $300,000. This preliminary estimate is subject to change and reflects the anticipated effect of the following adjustments: The Company is required to reimburse Vision 21 for operating profits for the month of December 1997 generated by MEC and LSIA, negative working capital as of November 30, 1997 of MEC and LSIA less than negative $180,000, if any, and negative net worth as of November 30, 1997 for MEC and LSIA, if any. In addition, if prior to December 31, 1998 Vision 21 does not enter into certain practice management agreements with NNJEI and an affiliated physician, or absent such agreements, if the benefits Vision 21 derives from existing practice management agreements for the period ending December 31, 1998 is less than $133,000, then the Company is required to reimburse Vision 21 for such shortfall on a dollar-for-dollar basis up to a maximum reimbursement of $500,000.

     Reduction in Foothill Borrowings. On December 30, 1997, the Company used $2.0 million of its cash proceeds from the sale of MEC and LSIA to reduce the principal balance of the Company's term loan with Foothill from $4.0 million to $2.0 million. The Company also used approximately $1.5 million of cash proceeds from the sale to repay in full the balance under its revolving loan facility with Foothill as of December 30, 1997.

      Restructuring of Foothill Loan Facility. Effective as of December 30, 1997, the Company restructured the terms of its agreements with Foothill as follows: The maximum amount available under its revolving loan facility has been reduced to $2.0 million. In addition, the Company pledged its Vision 21 Shares to Foothill as collateral. After the Company has received aggregate gross proceeds of $2.5 million from the liquidation of the Vision 21 Shares, it must first apply any additional proceeds to repay its term loan with Foothill, and apply any balance of such proceeds to retire any then-outstanding advances under its revolving loan with Foothill. In any event, the Company's term loan and revolving loan are to be paid in full by June 15, 1998. Until June 16, 1998, Foothill has waived the Company's compliance with the financial covenants contained in the agreements between the Company and Foothill.

     Nidek Patent Transactions. In January 1998, the Company entered into definitive agreements with Nidek Co., Ltd., a Japanese surgical and diagnostic products company ("Nidek"), that provide for the Company to grant to Nidek certain rights in the IBM Patents in exchange for Nidek's payment of $7.5 million in cash at the closing, subject to withholding of up to $200,000 for Japanese taxes. The Company expects the transaction to close prior to the end of January 1998, subject to the approval of both the holders of the Series B Preferred Stock and Foothill. Under the agreements, the Company will transfer to Nidek all rights in those IBM Patents which have been issued in countries outside of the United States (the "Non-U.S. Patents"). The Company will receive from Nidek an exclusive license to use and sublicense the Non-U.S. Patents in all fields other than the ophthalmic, cardiovascular and vascular fields. In addition, the Company will retain ownership of the IBM Patents issued in the United States, and will grant Nidek a non-exclusive license to use such patents. The Nidek transactions will not affect the rights of the Company or other companies to use the IBM Patents in any country covered by existing license agreements. The Nidek transactions are not expected to result in any current gain or loss. They will, however, reduce the Company's amortization expense over the remaining useful life of the Non-U.S. IBM Patents. The Nidek transactions also will result in approximately $1.2 million of prepaid royalties that will be amortized to income over time.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company at September 30, 1997, (ii) the capitalization of the Company at such date, as adjusted to reflect the redemption of 305 shares of Series B Preferred Stock on October 28, 1997 and (iii) the pro forma capitalization of the Company at September 30, 1997, as adjusted to reflect the sale of the Company's MEC and LSIA subsidiaries on December 30, 1997. See "Recent Developments--Sale of MEC and LSIA."

                                                                              September 30, 1997
                                                               ------------------------------------------------
                                                                                                   Pro Forma(1)
                                                                 Actual          As Adjusted        As Adjusted
                                                                 ------          -----------        -----------

Current portion of capital lease obligation                    $   224,549       $   224,549        $        --
                                                               ===========       ===========        ===========
                                                               $   971,018       $   971,018        $   500,000
                                                                ----------        ----------        -----------
Long-term obligations
Redeemable Convertible Preferred Stock, Series B,
    par value $.001 per share; authorized 10,000,000
    shares; actual 1,600 shares; as adjusted and pro
    forma as adjusted 1,295 shares                              14,374,027        11,633,978         11,633,978
                                                                ----------        ----------         ----------
Stockholders' equity:
    Common Stock, par value $.001 per share
    authorized 20,000,000 shares; actual, as
    adjusted, and pro forma as adjusted 10,149,872
    shares                                                          10,150            10,150             10,150
    Additional paid-in capital                                  40,018,241        39,586,290         39,586,290
    Paid-in capital-warrants                                       592,500           592,500            592,500
    Stock subscription receivable                              (1,140,000)       (1,140,000)        (1,140,000)
    Accumulated deficit                                       (10,112,240)      (10,112,240)        (7,203,080)
    Treasury stock, actual, as adjusted, and pro
    forma as adjusted 170,200 shares                             (632,709)         (632,709)          (632,709)
                                                             -------------     -------------      -------------
Stockholders' equity                                            28,735,942        28,303,991         31,213,151
                                                             -------------     -------------      -------------
Total capitalization                                         $  44,080,987     $  40,908,987      $  43,347,129
                                                             =============     =============      =============

---------------------

(1)  The pro forma adjustments are as follows:

    (i) The liabilities included in the balance sheet of MEC and LSIA as of September 30, 1997 have been eliminated.

    (ii) The pro forma gain on the sale of MEC and LSIA assumes the transaction occurred on September 30, 1997. Such gain reflects the $13.0 million sale price less $0.7 million in estimated post-closing adjustments and transaction costs, for a net selling price of $12.3 million. Deducted from such net selling price are the net book value at September 30, 1997 of MEC (approximately $5.9 million) and LSIA (approximately $2.3 million), and the pro forma income tax liabilities at statutory rates of approximately $1.5 million, resulting in a pro forma gain on the sale of MEC and LSIA of approximately $2.5 million. Such pro forma gain will vary from the actual gain based on the actual effective income tax rates, the change in net book value of MEC and LSIA from September 30, 1997 to November 30, 1997 and the actual post-closing adjustments and transaction costs. The Company estimates its gain will approximate $1.5 million.

                            DESCRIPTION OF SECURITIES

     The following description of the Company's capital stock is not complete and is subject in all respects to the Delaware General Corporation Law (the "DGCL") and to the provisions of the Company's Certificate of Incorporation, as amended (the "Charter"), and By-Laws.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of January 22, 1998, 9,984,672 shares of Common Stock were outstanding (not including shares issuable upon the exercise of outstanding stock options or upon the conversion of outstanding preferred stock). As of such date, the only shares of preferred stock outstanding were 1,295 shares of the Series B Preferred Stock.

Common Stock

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue.

     Series A Preferred Stock

     On January 10, 1996, the Company issued 116 shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"). All of such shares had been converted into Common Stock.

     Series B Preferred Stock

     On August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. On October 28, 1997, the Company completed an optional redemption of 305 of such shares by paying $3,172,000 (including a 4% redemption premium). The Company's option to redeem additional shares of Series B Preferred Stock has expired.

     The Series B Preferred Stock is convertible in whole or in part into Common Stock at the option of any holder of Series B Preferred Stock on any date or dates until August 29, 2000, on which date all Series B Preferred Stock remaining outstanding will automatically be converted into Common Stock, provided that all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock are then (i) authorized and reserved for issuance, (ii) registered under the Securities Act for resale and (iii) eligible to be traded on either the Nasdaq National Market, the Nasdaq Small Cap Market, the New York Stock Exchange or the American Stock Exchange. As of any applicable conversion date, the Conversion Price will equal the lesser of $6.68 per share of Common Stock or the average of the three lowest closing bid prices of the Common Stock during the 20 trading days preceding such conversion date (during the 30 trading days preceding the conversion date if the five-day average closing bid price of the Common Stock on February 25, 1998 is less than $5.138 per share). If a conversion occurs when the Common Stock is not listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange, the otherwise-applicable Conversion Price will be multiplied by 0.93.

     Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series B Preferred Stock entitles the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends, if any, accrued on such share.

     In addition, the Series B Preferred Stock is subject to redemption at the option of its holders should the Company default on certain of its obligations. Under one of these provisions, if for any reason the Company's shareholders do not approve by February 28, 1998 the possible issuance of an indefinite number of shares of Common Stock upon conversion of the Series B Preferred Stock, the Company will be obligated to redeem, at the Special Redemption Price (as defined below), a number of shares of Series B Preferred Stock sufficient to cause the number of Shares issuable after giving effect to such partial redemption to equal no more than 50% of the number of common shares that could then be issued without breaching the 1,995,534 share limitation resulting from a listing rule of the Nasdaq National Market. Under another provision, any holder of Series B Preferred Stock will have the right to require the Company to redeem all or a portion of such holder's Series B Preferred Stock for cash, at the Special Redemption Price (i) subject to limited exceptions, if for the registration statement which includes this Prospectus becomes unavailable for the resale of Conversion Shares or Warrant Shares, or (ii) if the Company becomes required to register additional Conversion Shares, but for any reason fails to cause a registration statement relating to such shares declared effective by the SEC within 30 days after such obligation first arises. For this purpose, the "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by 125% or (ii) the current value of the Common Stock, using the price per share of Common Stock, which the holders of such shares of Series B Preferred Stock would otherwise be entitled to receive upon conversion. Such redemption must be completed within five business days of the event which required such redemption. Any delay in payment beyond such five business days will cause such redemption amount to accrue interest at the rate of 1% per month during the first 30 days, pro rated daily (2% monthly, pro rated daily, thereafter).

Delaware Law and Certain Charter Provisions

     The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation's board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. In addition, the By-Laws of the Company may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Company's Board of Directors.

     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors' and officers' liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Warrants

     In connection with the private placement of Series A Preferred Stock on January 10, 1996, the Company issued to its placement agent and to an assignee of the placement agent, the 1996 Warrants to purchase a total of 17,509 shares of Common Stock at an exercise price of $13.25 per share. The 1996 Warrants may be exercised at any time through January 10, 1999.

     In connection with the establishment of its Foothill credit facility in April 1997, the Company issued to Foothill warrants (the "Foothill Warrants") to purchase 500,000 shares of Common Stock at an exercise price of $6.0667 per share. In addition, the Foothill Warrants have certain anti-dilution features which provide for approximately 50,000 additional shares as a result of the issuance of the Series B Preferred Stock and a corresponding reduction in the exercise price to $5.52 per share. The Foothill Warrants may be exercised at any time after March 31, 1998 but prior to April 1, 2002.

     In connection with the 1997 Private Placement, the Company agreed to issue to the holders and the Placement Agent the Series B Warrants to purchase 750,000 and 40,000 Warrant Shares at a price of $5.91 per share at any time before August 29, 2002. The Company is obligated to maintain the effectiveness of the registration of the Warrant Shares under the Securities Act.

                              PLAN OF DISTRIBUTION

     Conversion Shares. The Company will issue Conversion Shares upon the conversion from time to time of the outstanding shares of Series B Preferred Stock pursuant to the terms governing the Series B Preferred Stock.

     Warrant Shares. The Company will issue Warrant Shares from time to time upon the exercise of the Series B Warrants by the holders thereof. The Company will receive from such holders the exercise price of the Series B Warrants upon such exercise. The Series B Preferred Stock and Series B Warrants were issued by the Company in a private placement in August 1997. See "Description of Securities."

     The Company will not receive any proceeds from the resale of the Shares.

     All or a portion of the Shares may be sold from time to time pursuant to this Prospectus by the Selling Shareholders or, subject to certain conditions, their pledgees, donees, transferees or other successors-in-interest, including, without limitation, Bear, Stearns International Limited. The Company has been advised by the Selling Shareholders that there are no underwriting arrangements with respect to the sale of Common Stock and that the Shares will be offered for sale in transactions on The Nasdaq Stock Market, in negotiated transactions or through a combination of both, at prices related to such prevailing market prices at the time of sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for which such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation may be in excess of customary commissions). In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

     The Selling Shareholders and any broker-dealer who acts in connection with the resale of the Shares hereunder, may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and/or profit on any resale thereof as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Shareholders.

     A supplement to this Prospectus will be filed, if required, to disclose (i) the name of the participating broker-dealer(s), (ii) the number of Shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) other facts material to the transaction, including the name and other information regarding the Selling Shareholders.

     The Company is required to maintain the effectiveness of the Registration Statement until such time as all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement or the Shares are no longer subject to volume or manner of sale restrictions under the securities laws.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with regard to the beneficial ownership of Series B Preferred Stock by the Selling Shareholders, the beneficial ownership of Common Stock by the Selling Shareholders (where indicated by footnote, on a pro forma basis as if all 1,295 outstanding shares of Series B Preferred Stock had been converted into Common Stock as of January 23, 1998), and the number of shares of Common Stock to be offered by the Selling Shareholders (also on a pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in a supplement to this Prospectus. See "The Offering."




                                             Common Stock Beneficially                       Common Stock
                              Shares of               Owned                               Beneficially Owned
                              Preferred        Prior to the Offering       Shares of      After the Offering
                                Stock          ---------------------        Common        ------------------
                              Presently      Conversion       Warrant        Stock        Number       Percent of
Selling Shareholder            Owned(1)       Shares(1)       Shares(2)    to be Sold    of Shares     Outstanding*
-------------------            --------       ---------       ---------    ----------    ---------     ------------

CC Investments, LDC              404          1,509,105        234,375     1,743,480        --              --
Societe Generale                 243            907,704        140,625     1,048,329        --              --
Shepherd Investments
     International, Ltd.         324          1,210,272        187,500     1,397,772        --              --
Stark International              324          1,210,272        187,500     1,397,772        --              --
Harlan P. Kleiman                N/A                 --         26,516        26,516        --              --
Robert K. Schacter               N/A                 --          8,188         8,188        --              --
Thomas J. Griesel                N/A                 --          1,416         1,416        --              --
Steven Lamar                     N/A                 --          3,880         3,880        --              --

--------------

*  Without giving effect to any exercise of the Series B Warrants.

(1) As of the date of this Prospectus, no Selling Shareholder owned any shares of Common Stock. The number of Conversion Shares indicated is the pro forma number that would have been owned by a Selling Shareholder if it had converted all of its shares of Series B Preferred Stock into Common Stock as of January 23, 1998, without giving effect to the NASDAQ 20% Limit. The actual number of Conversion Shares to be received by such Selling
     Shareholder, which may be significantly more or less than the number indicated, will be reflected in a supplement to (or amendment of) this Prospectus following the conversion of such Series B Preferred Stock.

(2) Assumes the exercise in full by such Selling Shareholder its Series B Warrants. See "Description of Securities--Warrants."


                                  LEGAL MATTERS

     The legality of the Shares offered hereby has been passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois.


                                     EXPERTS

     The consolidated financial statements of LaserSight Incorporated and subsidiaries as of December 31, 1996 and for each of the years in the two-year period then ended have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of LaserSight Incorporated and subsidiaries for the year ended December 31, 1994 have been incorporated herein and in the Registration Statement in reliance upon the report of Lovelace, Roby & Company, P.A., independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules of the SEC. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any document referred to are not necessarily complete. With respect to each such contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. A copy of the Registration Statement, including exhibits and schedules thereto, filed by the Company with the SEC, as well as other reports, proxy statements and other information filed by the Company may be inspected without charge at the office of the SEC, 450 Fifth Street, N.W., Washington, D.C., and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York, and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material can be obtained, upon payment of prescribed fees at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 "K" Street, N.W., Washington, D.C. 20006.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

          SEC registration fee.....................................  $  8,211.65
          NASDAQ listing fee.......................................    17,500.00
          Legal fees and expenses..................................    40,000.00
          Accountants' fees........................................    20,000.00
          Miscellaneous............................................     4,288.35
                                                                        --------
                  Total............................................  $ 90,000.00
                                                                       =========
     ---------------------------------------


     The foregoing items, except for the SEC registration fee, are estimated.


Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers as well as other employees and individuals in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. In addition, pursuant to the authority of Delaware law, the Certificate of Incorporation, as amended, of the Company also eliminates this monetary liability of directors to the fullest extent permitted by Delaware law.

     The Company maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to the Registrant for its indemnification of such persons.

Item 16.  Exhibits

     The exhibit index set forth on page II-3 of this Registration Statement is hereby incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Amendment to Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized in the County of St. Louis, State of Missouri, this 23rd day of January, 1998.

                                   LASERSIGHT INCORPORATED

                                   By: /s/ Gregory L. Wilson
                                      -------------------------
                                      Gregory L. Wilson, Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities on the dates indicated.



/s/ Michael R. Farris*                                          January 23, 1998
------------------------------------------------
Michael R. Farris, President, Chief Executive
Officer, and Director

/s/ Francis E. O'Donnell, Jr., M.D.*                            January 23, 1998
------------------------------------------------
Francis E. O'Donnell, Jr., M.D., Chairman of the
Board and Director

/s/ J. Richard Crowley*                                         January 23, 1998
------------------------------------------------
J. Richard Crowley, Director

                                                                January __, 1998
------------------------------------------------
Terry A. Fuller, Ph.D., Director

/s/ Richard C. Lutzy*                                           January 23, 1998
------------------------------------------------
Richard C. Lutzy, Director

/s/ David T. Pieroni*                                           January 23, 1998
------------------------------------------------
David T. Pieroni, Director

/s/ Thomas Quinn*                                               January 23, 1998
------------------------------------------------
Thomas Quinn, Director

/s/ Gregory L. Wilson                                           January 23, 1998
------------------------------------------------
Gregory L. Wilson, Chief Financial Officer
(Principal financial and accounting officer)

---------------------

*/   By: /s/ Gregory L. Wilson
        ----------------------------------------
         (Gregory L. Wilson, as Attorney-in-Fact)

                                INDEX TO EXHIBITS


Exhibit
  No.                     Description

 5.1     Opinion of Sonnenschein Nath & Rosenthal.
23.1     Consent of KPMG Peat Marwick LLP.
23.2     Consent of Lovelace, Roby & Company, P.A.
23.3     Consent of Sonnenschein Nath & Rosenthal (see Exhibit 5.1).
24.1     Powers of Attorney.*
------------------------------------

*    Previously filed.